TRAVELERS

Wrap+®

CRIME DECLARATIONS

POLICY NO. **105976870**

Travelers Casualty and Surety Company of America
Hartford, Connecticut
(A Stock Insurance Company, herein called the Company)

ITEM 1	**NAMED INSURED:** **MACKENZIE REALTY CAPITAL INC** D/B/A: Principal Address: **1640 SCHOOL ST.,** **PLEASANTON, CA 94588**
ITEM 2	**POLICY PERIOD:** Inception Date: **August 5, 2016** Expiration Date: **August 5, 2019** 12:01 A.M. standard time both dates at the Principal Address stated in ITEM 1.
ITEM 3	**ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:** **Email: BSIclaims@travelers.com** **Fax: (888) 460-6622** **Mail: Travelers Bond & Specialty Insurance Claim** **385 Washington St. – Mail Code 9275-NB03F** **St Paul, MN 55102**
ITEM 4	**COVERAGE INCLUDED AS OF THE INCEPTION DATE IN ITEM 2:** Crime

ITEM 5	CRIME		
	Insuring Agreement	**Single Loss Limit of Insurance**	**Single Loss Retention**
	A. Fidelity		
	1. Employee Theft	**$600,000**	**$5,000**
	2. ERISA Fidelity	**Not Covered**	
	3. Employee Theft of Client Property	**Not Covered**	
	B. Forgery or Alteration	**$600,000**	**$5,000**
	C. On Premises	**Not Covered**	
	D. In Transit	**Not Covered**	
	E. Money Orders and Counterfeit Money	**$600,000**	**$50,000**
	F. Computer Crime		
	1. Computer Fraud	**$600,000**	**$5,000**
	2. Computer Program and Electronic Data Restoration Expense	**Not Covered**	
	G. Funds Transfer Fraud	**$600,000**	**$5,000**
	H. Personal Accounts Protection		
	1. Personal Accounts Forgery or Alteration	**Not Covered**	
	2. Identity Fraud Expense Reimbursement	**Not Covered**	
	I. Claim Expense	**$5,000**	**$0**

ITEM 5. (Cont'd)	If "*Not Covered*" is inserted above opposite any specified Insuring Agreement, or if no amount is included in the Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this **Crime Policy**. **Policy Aggregate Limit of Insurance:** ☐ Applicable ☒ Not Applicable If a Policy Aggregate Limit of Insurance is applicable, then the Policy Aggregate Limit of Insurance for each **Policy Period** for Insuring Agreements A through H, inclusive, is: **Not Applicable** If a Policy Aggregate Limit of Insurance is not included, then this **Crime Policy** is not subject to a Policy Aggregate Limit of Insurance as set forth in Section V. CONDITIONS B. PROVISIONS AFFECTING LOSS ADJUSTMENT AND SETTLEMENT 1. Limit of Insurance a. Policy Aggregate Limit of Insurance. **Cancellation of Prior Insurance:** By acceptance of this **Crime Policy**, the **Insured** gives the Company notice canceling prior policies or bonds issued by the Company that are designated by policy or bond numbers **Not Applicable,** such cancellation to be effective at the time this **Crime Policy** becomes effective. **INSURED'S PREMISES COVERED:** All Premises of the Insured in the United States of America, its territories and possessions, Canada, or any other country throughout the world, except: **Not Applicable**
ITEM 6	**PREMIUM FOR THE POLICY PERIOD:** **$2,371.00** Policy Premium **N/A** Annual Installment Premium
ITEM 7	**FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:** **ACF-7006-0511; CRI-3001-0109; CRI-19060-0713; CRI-19072-0315; CRI-19076-0116; CRI-7023-0109; CRI-5005-0810**

THE DECLARATIONS, THE APPLICATION, THE CRIME TERMS AND CONDITIONS, ANY PURCHASED INSURING AGREEMENTS, AND ANY ENDORSEMENTS ATTACHED THERETO, CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE COMPANY AND THE NAMED INSURED.

_____
Countersigned By

IN WITNESS WHEREOF, the Company has caused this policy to be signed by its authorized officers.



Executive Vice President   Corporate Secretary

REMOVAL OF SHORT-RATE CANCELLATION ENDORSEMENT

This endorsement changes the following:
Crime

It is agreed that:

In any cancellation, termination or non-renewal provision, any reference to computing a premium on a short rate basis is replaced with a reference to computing such premium on a pro-rata basis.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **105976870**

CRIME TERMS AND CONDITIONS

PLEASE READ ALL TERMS AND CONDITIONS CAREFULLY

CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of the premium stated in the Declarations, and subject to the Declarations and pursuant to all the terms, conditions, exclusions and limitations of this **Crime Policy**, the Company will pay the **Insured** for direct loss that the **Insured** sustains which is directly caused by a **Single Loss** taking place at any time and which is **Discovered** by the **Insured** during the **Policy Period** or during the Extended Period to Discover Loss pursuant to the terms set forth in Section V. CONDITIONS A. GENERAL CONDITIONS 3. Extended Period to Discover Loss.

I.   INSURING AGREEMENTS

This **Crime Policy** provides coverage under each of the following Insuring Agreements. Notwithstanding the aforesaid, if ITEM 5 of the Declarations indicates that any Insuring Agreement is "*Not Covered,*" then such Insuring Agreement and any other reference thereto is deemed to be deleted from this **Crime Policy**.

    A.   FIDELITY

        1.   Employee Theft

        The Company will pay the **Insured** for the **Insured's** direct loss of, or direct loss from damage to, **Money**, **Securities** and **Other Property** directly caused by **Theft** or **Forgery** committed by an **Employee**, whether identified or not, acting alone or in collusion with other persons.

        2.   ERISA Fidelity

        The Company will pay the **Insured** for direct loss of, or direct loss from damage to, **Money**, **Securities** and **Other Property** that belongs to an **Employee Benefit Plan**, directly caused by **Theft** or **Forgery** committed by a **Fiduciary**, whether identified or not, acting alone or in collusion with other persons.

        3.   Employee Theft of Client Property

        The Company will pay the **Insured** for direct loss of, or direct loss from damage to, **Money**, **Securities** and **Other Property** sustained by the **Insured's Client**, directly caused by **Theft** or **Forgery** committed by an identified **Employee**.

    B.   FORGERY OR ALTERATION

        The Company will:

        1.   pay the **Insured** for the **Insured's** direct loss directly caused by **Forgery** or alteration of, on or in any written **Covered Instruments** that are:

---

       a.   made by, drawn by, or drawn upon, the **Insured**, or purport to have been so made or drawn; or

       b.   made or drawn by one acting as the **Insured's** agent, or purport to have been so made or drawn; and

       2.   reimburse the **Insured** for reasonable legal defense expenses that the **Insured** has paid if the **Insured** is sued for refusing to pay any written **Covered Instrument** under this Insuring Agreement B. on the basis that it has been **Forged** or altered. Reimbursement of such legal expenses is conditioned upon the **Insured's** receipt of the Company's prior written consent to defend against such suit. The amount of any legal expenses reimbursed under Insuring Agreement B. is in addition to the applicable Single Loss Limit of Insurance for Insuring Agreement B.

A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check-writing machine or a computer printer is treated the same as a handwritten signature. An **Electronic Signature** is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a **Forgery** under this Insuring Agreement B.

For purposes of this Insuring Agreement B., the term "check" includes a "substitute check" as defined in the Check Clearing for the 21st Century Act, and will be treated the same as the original it replaced.

C.   ON PREMISES

The Company will pay the **Insured** for:

       1.   the **Insured's** direct loss of **Money** or **Securities** located inside the **Premises** or **Financial Institution Premises** directly caused by **Theft**, committed by a person present inside such **Premises** or **Financial Institution Premises**;

       2.   the **Insured's** direct loss of **Money** or **Securities** located inside the **Premises** or **Financial Institution Premises** directly caused by disappearance, damage or destruction;

       3.   the **Insured's** direct loss of, or direct loss from damage to, **Other Property** located inside the **Premises**:
          a.   directly caused by an actual or attempted **Robbery**; or
          b.   in a safe or vault, directly caused by an actual or attempted **Safe Burglary**; and

       4.   the **Insured's** direct loss from damage to the **Premises** or its exterior resulting directly from an actual or attempted **Theft**, **Robbery** or **Safe Burglary**, if the **Insured** is the owner of the **Premises** or is liable for damage to it; or

       5.   the **Insured's** direct loss of, or loss from damage to, a locked safe, vault, cash register, cash box or cash drawer located inside the **Premises** resulting directly from an actual or attempted **Theft**, **Robbery** or **Safe Burglary**, if the **Insured** is the owner of the locked safe, vault, cash register, cash box or cash drawer or is liable for damage thereto.

D.   IN TRANSIT

       1.   The Company will pay the **Insured** for the **Insured's** direct loss of **Money** or **Securities** directly caused by **Theft**, disappearance, damage or destruction while in transit outside the **Premises** and in the care and custody of:

a. **a Messenger**, including while temporarily within the living quarters of a **Messenger**; or

b. an armored motor vehicle company.

2. The Company will pay the **Insured** for the **Insured's** direct loss of, or the **Insured's** direct loss from damage to, the **Insured's Other Property** directly caused by an actual or attempted **Robbery** while in transit outside the **Premises** and in the care and custody of:

a. **a Messenger**; or

b. an armored motor vehicle company.

3. The Company will pay the **Insured** for the **Insured's** direct loss of, or direct loss from damage to, the **Insured's Other Property** directly caused by an actual or attempted **Theft** of the **Insured's Other Property** while it is temporarily within the living quarters of a **Messenger**.

Coverage under this Insuring Agreement D. begins immediately upon receipt of the **Money**, **Securities** or **Other Property** by the transporting party and ends immediately upon delivery to the designated recipient or its agent.

E. **MONEY ORDERS AND COUNTERFEIT MONEY**

The Company will pay the **Insured** for the **Insured's** direct loss directly caused by the **Insured's** good faith acceptance of:

1. original money orders, issued or purportedly issued by any post office, express company or bank located in the United States of America, its territories and possessions, Canada, or any other country in which the **Insured** maintains a physical **Premises**, that are not paid upon presentation; or

2. **Counterfeit Money**, of the United States of America, its territories and possessions, Canada, or any other country in which the **Insured** maintains a physical **Premises** that is acquired during the regular course of business;

in exchange for merchandise, **Money** or services.

F. **COMPUTER CRIME**

1. Computer Fraud

The Company will pay the **Insured** for the **Insured's** direct loss of, or direct loss from damage to, **Money**, **Securities** and **Other Property** directly caused by **Computer Fraud**.

2. Computer Program and Electronic Data Restoration Expense

The Company will pay the **Insured** for reasonable **Restoration Expense** that the **Insured** incurs to restore or replace damaged or destroyed **Computer Programs** or **Electronic Data** stored within the **Insured's Computer System** directly caused by a **Computer Violation**.

For purposes of this Insuring Agreement F.2., a **Single Loss** involving **Computer Program** and **Electronic Data Restoration Expense** applies to reasonable **Restoration Expense** incurred by the **Insured** between the time the **Insured Discovers** the damage or destruction and the time the

Insured's Computer Program or **Electronic Data** is restored to the level of operational capability that existed immediately preceding a **Computer Violation**. Recurrence of the same **Computer Virus** after the **Insured's Computer Program** or **Electronic Data** has been restored constitutes a separate **Single Loss**.

Payment of reasonable **Restoration Expense** applies:

    a.   only to **Computer Programs** and **Electronic Data** which the **Insured** owns or leases, or for which the **Insured** is legally liable; and

    b.   only if the **Insured** is unable to reproduce such **Computer Programs** or **Electronic Data** from back-up data copies.

Payment of reasonable **Restoration Expense** will be made to the **Insured** upon the completion of the restoration of the damaged or destroyed **Computer Programs** or **Electronic Data**.

If a **Single Loss** is covered under both Insuring Agreements F.1. and F.2., then only the Retention for a **Single Loss** under Insuring Agreement F.1. will be applicable and the payment of **Restoration Expense** under Insuring Agreement F.2. will be part of, and not in addition to, the Single Loss Limit of Insurance for Insuring Agreement F.1.

G.   FUNDS TRANSFER FRAUD

The Company will pay the **Insured** for the **Insured's** direct loss of **Money** and **Securities** contained in the **Insured's Transfer Account** directly caused by **Funds Transfer Fraud**.

H.   PERSONAL ACCOUNTS PROTECTION

1.   Personal Accounts Forgery or Alteration

The Company will pay the **Insured**, on behalf of the **Insured's Management Staff Member**, for loss incurred by the **Insured's Management Staff Member**, directly caused by **Forgery** or alteration of, on or in any written **Covered Personal Instruments** that are:

    a.   drawn upon personal accounts of the **Insured's Management Staff Member**, or purported to have been so drawn; or

    b.   made or drawn by one acting as an agent of the **Insured's Management Staff Member**, or purport to have been so made or drawn.

A signature that is a mechanical or electronic reproduction of a handwritten signature produced by a mechanical check-writing machine or a computer printer will be treated the same as a handwritten signature. An **Electronic Signature** is not treated the same as a mechanical or electronic reproduction of a handwritten signature and is not a **Forgery** under this Insuring Agreement H.

For purposes of this Insuring Agreement H.1. the term "check" includes a substitute check as defined in the Check Clearing for the 21st Century Act, and will be treated the same as the original it replaced.

2.   Identity Fraud Expense Reimbursement

The Company will reimburse the **Insured**, on behalf of the **Insured's Management Staff Member**, for **Identity Fraud Expense** incurred by the **Insured's Management Staff Member** as a direct result of any **Identity Fraud**.

I. CLAIM EXPENSE

The Company will pay the **Insured** for reasonable **Claim Expenses** incurred and paid by the **Insured** to establish the existence, amount and preparation of the **Insured's** proof of loss in support of a covered claim for loss under any Insuring Agreement of this **Crime Policy**.

The following conditions specifically apply to this Insuring Agreement I.:

1.   any **Claim Expenses** payable to the **Insured** are only applicable to any covered loss which exceeds the Single Loss Retention for the Insuring Agreement that is the subject of a claim under this **Crime Policy**;

2.   **Claim Expenses** that are payable to the **Insured** are in addition to the Single Loss Limit of Insurance for the Insuring Agreement that is the subject of a claim under this **Crime Policy**; and

3.   **Claim Expenses** payable to the **Insured** will be paid to the **Insured** at the same time as the payment of the valid and collectible loss under the Insuring Agreement that is the subject of a claim under this **Crime Policy**.

II.   *GENERAL AGREEMENTS*

A.   JOINT INSURED

1.   If the **Insured** consists of more than one entity, then the **First Named Insured** acts for itself and for every other **Insured** for all purposes of this **Crime Policy**.

2.   If any **Insured**, or a partner or **Management Staff Member** of that **Insured**, has knowledge of any information relevant to this **Crime Policy**, that knowledge is considered knowledge of every **Insured**.

3.   An **Employee** of any **Insured** is considered to be an **Employee** of every **Insured**.

4.   The Company will not pay the **Insured** more for loss or losses sustained by more than one **Insured** than the amount the Company would pay if all loss or losses had been sustained by one **Insured**.

5.   Payment by the Company to the **First Named Insured** for loss sustained by any **Insured**, or payment by the Company to the **Employee Benefit Plan** for loss sustained under Insuring Agreement A.2, fully releases the Company on account of such loss.

6.   If this **Crime Policy** or any of its Insuring Agreements are canceled or terminated as to any **Insured**, loss sustained by that **Insured** is covered only if **Discovered** by the **Insured** during the period of time provided in the Extended Period To Discover Loss pursuant to the terms set forth in Section V. CONDITIONS A. GENERAL CONDITIONS 3. Extended Period to Discover Loss; provided, this extended period to discover loss terminates as to that **Insured** immediately upon the effective date of any other insurance obtained by that **Insured** replacing in whole or in part the insurance afforded by this **Crime Policy**, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

B.   ADDITIONAL OFFICES

If the **Insured** establishes any additional offices, other than by consolidation with, merger with, purchase of, or acquisition of assets or liabilities of another organization while this **Crime Policy** is in effect, such offices are automatically covered by this **Crime Policy** from the date of such establishment without the requirement of notice to the Company or the payment of additional premium for the remainder of the **Policy Period**.

C.   CONSOLIDATION, MERGER OR PURCHASE OF ASSETS

If, during the **Policy Period**, the **Insured** merges with, purchases or acquires the assets or liabilities of another entity, this **Crime Policy** will provide coverage for that merged, purchased, or acquired entity, subject to all other terms and conditions herein, but only for loss **Discovered** by the **Insured** after the effective date of such merger, purchase, or acquisition; provided, the **Insured** gives the Company written notice of such merger, purchase, or acquisition, and specific application has been submitted on the Company's form in use at the time, together with such documentation and information as the Company may require, all within 90 days after the effective date of such merger, purchase, or acquisition. Coverage for the merged, purchased, or acquired entity will not be afforded following such 90-day period unless the Company has agreed to provide such coverage, subject to any additional terms and conditions as the Company may require, and the **Insured** has paid the Company any additional premium as may be required by the Company. Any **Employee Benefit Plan** or **Sponsored Plan** acquired as above will be included as **Insureds** as specified in Item 1 of the Declarations.

The 90-day notice requirement and the 90-day limitation of coverage will not apply, provided: (1) the assets of the merged, purchased, or acquired entity do not exceed 30% of the total assets of all **Insureds** as reflected in the **Insured's** most recent fiscal year-end financial statement, or (2) the merger, purchase, or acquisition occurs less than 90 days prior to the end of the **Policy Period**.

D.   ACQUISITIONS

If, during the **Policy Period**, the **Insured** acquires a **Subsidiary**, this **Crime Policy** will provide coverage for such **Subsidiary** and its respective **Management Staff Members**, **Employee Benefit Plans**, and **Sponsored Plans**, subject to all other terms and conditions of this **Crime Policy**, provided written notice of such acquisition has been given to the Company, and specific application has been submitted on the Company's form in use at the time, together with such documentation and information as the Company may require, all within 90 days after the effective date of such acquisition. Coverage for such **Subsidiary** will not be afforded following such 90-day period unless the Company has agreed to provide such coverage, subject to any additional terms and conditions as the Company may require, and the **Insured** has paid the Company any additional premium as may be required by the Company.

The 90-day notice requirement and the 90-day limitation of coverage will not apply provided that: (1) the assets of the acquired **Subsidiary** do not exceed 30% of the **Insured's** total assets as reflected in the **Insured's** most recent fiscal year-end financial statement; or (2) the acquisition occurs less than 90 days prior to the end of the **Policy Period**.

E.   CHANGE OF CONTROL – NOTICE REQUIREMENTS

When the **Insured** learns that a **Change of Control** has taken place as to any **Insured**, or will take place during the **Policy Period**, the **Insured** must give the Company written notice within 90 days of the effective date of such **Change of Control**.

III.   DEFINITIONS

Wherever appearing in this **Crime Policy**, the following words and phrases appearing in bold type have the meanings set forth in this Section III. DEFINITIONS:

A.   *Change of Control* means:

1.   the acquisition of any **Insured**, or of all or substantially all of its assets, by another entity, or the merger or consolidation of any **Insured** into or with another entity such that the **Insured** is not the surviving entity; or

2.   the obtaining by any person, entity or affiliated group of persons or entities of the right to elect, appoint or designate more than 50% of the board of directors or board of managers or to exercise a majority control of the board of directors, board of managers, or a functional equivalent thereof of any **Insured**.

B. ***Claim Expenses*** means reasonable fees, costs and expenses of outside accountants, attorneys, consultants or experts retained by the **Insured** to determine the amount and extent of loss covered under this **Crime Policy**. The reasonableness of such expenses will be determined by the Company. The phrase does not mean or include any of the **Insured's** internal corporate fees, costs (direct or indirect), obligations or **Employee** wages and salaries.

C. ***Client*** means an entity designated as a **Client** by endorsement to this **Crime Policy** for which the **Insured** performs services as specified in a written agreement, but only while the written agreement is in effect.

D. ***Client's Premises*** means the interior of that portion of any building the **Insured's Client** occupies in conducting its business.

E. ***Computer Fraud*** means:

The use of any computer to fraudulently cause a transfer of **Money**, **Securities** or **Other Property** from inside the **Premises** or **Financial Institution Premises**:

1. to a person (other than a **Messenger**) outside the **Premises** or **Financial Institution Premises**; or
2. to a place outside the **Premises** or **Financial Institution Premises**.

F. ***Computer Program*** means a set of related electronic instructions that direct the operations and functions of a **Computer System** or devices connected to it that enable the **Computer System** or devices to receive, process, store, retrieve, send, create or otherwise act upon **Electronic Data**.

G. ***Computer System*** means a computer and all input, output, processing, storage and communication facilities and equipment that are connected to such a device and that the operating system or application software used by the **Insured** are under the direct operational control of the **Insured**. Off-line media libraries are deemed to be part of such **Computer System**.

H. ***Computer Violation*** means:

1. a **Computer Virus** designed to damage or destroy a **Computer Program** or **Electronic Data**; or
2. vandalism by a natural person, including an **Employee**, who has gained unauthorized electronic access to the **Insured's Computer System**.

I. ***Computer Virus*** means a set of unauthorized instructions, programmatic or otherwise:

1. directed solely against the **Insured**; and
2. that propagate themselves through the **Computer System** or networks;

provided such instructions were maliciously introduced by a natural person.

J. ***Counterfeit*** means an imitation of **Money** that is intended to deceive and to be taken as genuine.

K. ***Covered Instruments*** means:
1. checks, drafts, promissory notes, bills of exchange or similar written promises, orders or directions to pay a sum certain in **Money**; and
2. written instruments required in conjunction with any transaction involving any **Credit**, **Debit or Charge Card** issued to the **Insured**, the **Insured's Employees** or the **Insured's Management Staff Members** for business purposes.

L. ***Covered Personal Instruments*** means:
1. checks, drafts, promissory notes or similar written promises, orders or directions to pay a sum certain in **Money**; and

2. written instruments required in conjunction with any transaction involving any **Credit, Debit or Charge Card** issued to a **Management Staff Member** for personal use.

M. **_Credit, Debit or Charge Card_** means any card, plate or other similar device used for the purpose of obtaining **Money**, property, labor or services on credit or for immediate payment. The terms do not mean a note, check, draft, money order or other negotiable instrument.

N. **_Crime Policy_** means, collectively, the Declarations, the application, the Crime Terms and Conditions, and any endorsements attached thereto.

O. **_Digital Signature_** means an electronic identifier created by computer, within, attached to or logically associated with a record and executed or adopted by a person with the intent to sign the record.

P. **_Discover, Discovered,_** or **_Discovery_** means the moment when the **Insured**, any partner in the **Insured**, or **Management Staff Member**:

1. first become(s) aware of facts that would cause a reasonable person to assume that a loss of a type covered by this **Crime Policy** has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact details of loss may not then be known; or
2. first receive(s) notice of a claim against the **Insured** alleging facts which, if true, would constitute a loss under this **Crime Policy**,

whichever occurs first.

Q. **_Electronic Data_** means facts or information converted to a form:

1. usable in a **Computer System**;
2. that does not provide instructions or directions to a **Computer System**; or
3. that is stored on electronic processing media for use by a **Computer Program**.

R. **_Electronic Signature_** means a **Digital Signature**, an electronic sound, symbol or process, within, attached to, or logically associated with a record and executed or adopted by a person with the intent to sign the record.

S. **_Employee_** means:

1. any natural person:

   a. while in the **Insured's** service or for 60 days after termination of service, unless such termination is due to **Theft** or **Forgery** or any other dishonest act committed by the **Employee**;
   b. who the **Insured** compensates directly by salary, wages or commissions; and
   c. who the **Insured** has the right to direct and control while performing services for the **Insured**;

2. any natural person who is temporarily furnished to the **Insured**:

   a. to substitute for an **Employee** as set forth in paragraph 1. above, who is on medical, military or other leave of absence; or
   b. to meet seasonal or short-term workload conditions;

   while that person is subject to the **Insured's** direction and control and performing services for the **Insured**; provided, any such natural person who has care and custody of property outside the **Premises** is specifically excluded from this definition;

3.　　any natural person, other than a temporary **Employee** described in paragraph 2. above, who is leased to the **Insured** under a written agreement between the **Insured** and a labor leasing firm, while that person is subject to the **Insured's** direction and control and performing services for the **Insured**;

4.　　any natural person:

a.　　who is a member of the board of directors, member of the board of trustees or **LLC Manager** while acting as a member of any of the **Insured's** elected or appointed committees, including any member of such committee, to perform on the **Insured's** behalf, specific, as distinguished from general, directorial acts;

b.　　who is a non-compensated officer;

c.　　other than a non-compensated fund solicitor, while performing services for the **Insured** that are usual to the duties of an **Employee** or officer;

d.　　while acting as a non-compensated fund solicitor during fund raising campaigns;

e.　　who is a former **Employee**, member of the board of directors, partner, **LLC Manager**, or member of the board of trustees retained as a consultant while that person is subject to the **Insured's** direction and control and performing services for the **Insured**;

f.　　who is a guest student or intern pursuing studies or duties in any of the **Insured's** offices or **Premises**; while such person is subject to the **Insured's** direction and control and performing services for the **Insured**;

g.　　who is a volunteer, while such person is subject to the **Insured's** direction and control and is performing services for the **Insured**, or

5.　　any attorney retained by the **Insured**, and any employee of such attorney, while performing legal services for the **Insured**.

Employee also means any individual described in paragraphs 1-5 above while such person is on medical, military, or other leave of absence from the **Insured**. Coverage applies to any such **Employee** while on leave, regardless of whether such person remains subject to the **Insured's** direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified in paragraphs 1. through 5. above.

T.　　*Employee Benefit Plan* means an employee welfare benefit plan or an employee pension benefit plan as more fully set forth in Title 1, Section 3 of the Employee Retirement Income Security Act of 1974 and any amendments thereto (ERISA) and which is solely sponsored by an **Employee Benefit Plan Sponsor**.

U.　　**Employee Benefit Plan Sponsor** means:

1.　　the **First Named Insured**,

2.　　any **Subsidiary**, or

3.　　any other entity listed in Item 1. of the Declarations.

V.   *Fiduciary* means any natural person who is a trustee, an officer, an **Employee** or an administrator of any **Employee Benefit Plan**; and any person, or a member of the board of directors, an officer, an **Officer-Shareholder**, a member of the board of trustees, an **LLC Manager**, or an **Employee** while that person is handling **Money**, **Securities** and **Other Property** that belongs to any **Employee Benefit Plan**.

Fiduciary does not mean any agent, broker, independent contractor, broker/dealer, registered representative, investment advisor, custodian or other person or entity of the same general character.

W.   *Financial Institution* means:

   1.   a bank, trust company, savings bank, credit union, savings and loan association or similar thrift institution; or

   2.   a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution.

X.   *Financial Institution Premises* means the interior of that portion of any building occupied by a **Financial Institution** (including any night depository chute and any safe maintained by such **Financial Institution**), transfer agent or registrar or similarly recognized place of safe deposit.

Y.   *First Named Insured* means the entity first named in ITEM 1 of the Declarations.

Z.   *Forgery*, or *Forged* means the signing of the name of another person or organization with a handwritten signature physically affixed directly to a **Covered Instrument** or **Covered Personal Instrument**, without authority and with the intent to deceive; it does not mean a signature that consists in whole or in part of one's own name signed with or without authority in any capacity, for any purpose.

AA.   *Funds Transfer Fraud* means:

   1.   an electronic, telegraphic, cable, teletype or telephone instruction fraudulently transmitted to a **Financial Institution** directing such institution to debit a **Transfer Account** and to transfer, pay or deliver **Money** or **Securities** from the **Transfer Account** which instruction purports to have been transmitted by the **Insured**, but was in fact fraudulently transmitted by someone other than the **Insured** without the **Insured's** knowledge or consent;

   2.   a fraudulent written instruction, other than one covered under Insuring Agreement B., issued to a **Financial Institution** directing such **Financial Institution** to debit a **Transfer Account** and to transfer, pay or deliver **Money** or **Securities** from such **Transfer Account** by use of an electronic funds transfer system at specified intervals or under specified conditions, which written instruction purports to have been issued by the **Insured** but was in fact fraudulently issued, **Forged** or altered by someone other than the **Insured** without the **Insured's** knowledge or consent; or

   3.   an electronic, telegraphic, cable, teletype, telefacsimile, telephone or written instruction initially received by the **Insured**, which purports to have been transmitted by an **Employee**, but which was in fact fraudulently transmitted by someone else without the **Insured's** or the **Employee's** consent.

BB.   *Identity Fraud* means the act of knowingly transferring or using, without lawful authority, a means of identification of a **Management Staff Member** with the intent to commit, aid, or abet any unlawful activity that constitutes a violation of federal law or a felony under any applicable jurisdiction.

CC.   *Identity Fraud Expense* means:

   1.   costs for notarizing fraud affidavits or similar documents for credit agencies, financial institutions, merchants or other credit grantors that have required that such affidavits be notarized;

   2.   costs for certified mail to law enforcement agencies, credit agencies, financial institutions, merchants or other credit grantors;

3.   costs for long distance telephone calls to law enforcement agencies, credit agencies, financial institutions, merchants or other credit grantors to report or discuss any actual **Identity Fraud**;

4.   lost wages, up to a maximum payment of $1,000. per week for a maximum period of five (5) weeks, as a result of absence from employment:

    a.   to communicate with law enforcement agencies, legal counsel, credit agencies, financial institutions, merchants or other credit grantors;
    b.   to complete fraud affidavits or similar documents; or
    c.   due to wrongful incarceration arising solely from someone having committed a crime in the **Management Staff Member's** name; provided, that lost wages will not apply in the case of wrongful incarceration absent all charges being dismissed or an acquittal;

5.   loan application fees for re-applying for a loan or loans when the original application is rejected solely because the lender received incorrect credit information;

6.   reasonable attorney fees incurred, with the Company's prior written consent, for:
    a.   defense of lawsuits brought against the **Insured's Management Staff Member** by financial institutions, merchants, other credit grantors or their collection agencies;
    b.   the removal of any criminal or civil judgments wrongly entered against the **Insured's Management Staff Member**; or
    c.   challenging the accuracy or completeness of any information in a consumer credit report; and

7.   costs for daycare and eldercare incurred solely as a direct result of any **Identity Fraud Discovered** during the **Policy Period**.

Identity Fraud Expense does not include any expense or loss not listed in paragraphs 1. through 7. of this Definition CC..

DD.   *Insured* means:

1.   for the purposes of Insuring Agreement A.2., any and all **Employee Benefit Plans**;
    a.   which have been established or maintained by an **Employee Benefit Plan Sponsor** as of the inception date of this **Crime Policy**, or
    b.   which have been created or acquired by an **Employee Benefit Plan Sponsor** after the inception date of this **Crime Policy**, subject to the provisions of General Agreements C and D.

or

2.   for the purposes of all other Insuring Agreements:
    a.   the **First Named Insured**,
    b.   any **Subsidiary**,
    c.   any **Sponsored Plan,** or
    d.   any other entity listed in Item 1. of the Declarations.

EE.   *LLC Manager* means any natural person who was, is or becomes a manager, member of the board of managers, or a functionally equivalent executive of a limited liability company.

FF.   *LLC Member* means any natural person who has an ownership interest in a limited liability company.

GG. ***Management Staff Member*** means the **Insured's** proprietor, natural person partner, member of the board of directors, member of the board of trustees, officer, risk manager, in-house general counsel, **LLC Manager**, or **LLC Member**.

HH. ***Messenger*** means any **Management Staff Member**, or relative thereof, any **Officer-Shareholder**, or any **Employee**, duly authorized, while having care and custody of covered property outside the **Premises**.

II. ***Money*** means a medium of exchange in current use and authorized or adopted by a domestic or foreign government, including currency, coins, bank notes, bullion, travelers' checks, registered checks and money orders held for sale to the public.

JJ. ***Officer-Shareholder*** means any officer who has a 25% or greater ownership interest in any one or more **Insureds**.

KK. ***Other Property*** means any tangible property other than **Money** and **Securities** that has intrinsic value.

LL. ***Policy Period*** means the period from the Inception Date to the Expiration Date set forth in ITEM 2 of the Declarations. In no event will the **Policy Period** continue past the effective date of cancellation or termination of this **Crime Policy**.

MM. ***Premises*** means the interior of that portion of any building the **Insured** occupies in conducting the **Insured's** business.

NN. ***Restoration Expense*** means reasonable costs incurred by the **Insured** to reproduce **Computer Programs** or **Electronic Data** and enable the **Insured** to restore the **Insured's Computer System** to the level of operational capability that existed immediately preceding a **Computer Violation**.

Restoration Expense does not include:

1. the **Insured's** internal corporate costs and expenses, including **Employee** remuneration and any costs related to any legal action;
2. expenses incurred as a result of the reconstruction of **Computer Programs** and **Electronic Data** recorded on media, including magnetic or optical media if there are no analyses files, specifications or backups of **Computer Programs** or **Electronic Data** held outside the **Premises**;
3. expenses incurred as a result of the reconstruction of **Computer Programs** and **Electronic Data** if the **Insured** knowingly used illegal copies of programs;
4. expenses incurred to render the **Computer Programs** and **Electronic Data** usable by replacement processing equipment;
5. expenses incurred to design, update or improve **Computer Programs** or **Electronic Data** or to perfect their operation or performance;
6. expenses incurred as a result of alteration in **Computer Programs** and **Electronic Data** held on magnetic media due to the effect of magnetic fields, incorrect usage of the **Computer Programs** and **Electronic Data**, or the obsolescence of the **Computer System**;
7. the **Insured's** lost revenue, sales or profits; or
8. expenses incurred by any customer.

OO. ***Robbery*** means the unlawful taking of **Money**, **Securities** and **Other Property** from the care and custody of the **Insured**, the **Insured's** partners or any other person (except any person acting as a watchperson or janitor) by one who has:

1. caused or threatened to cause that person bodily harm; or
2. committed an unlawful act witnessed by that person.

PP. ***Safe Burglary*** means the unlawful taking of:

1. **Money**, **Securities** and **Other Property** from within a locked safe or vault by a person unlawfully entering the safe or vault as evidenced by marks of forcible entry upon its exterior; or

2. a safe or vault from inside the **Premises**.

QQ. *Securities* means written negotiable and non-negotiable instruments or contracts representing **Money** or property including:

1. tokens, tickets, revenue and other stamps (whether represented by actual stamps or unused value in a meter) in current use; and

2. evidences of debt issued in connection with any **Credit**, **Debit or Charge Card**, which cards are not issued by the **Insured**;

but does not include **Money**.

RR. *Single Loss* means:

1. for purposes of Insuring Agreement A.:

   a. an individual act;
   b. the combined total of all separate acts; or
   c. a series of related acts;

committed by an **Employee** or committed by more than one **Employee** acting alone or in collusion with other persons both during and before the **Policy Period**;

2. for purposes of Insuring Agreements B. and H.1., all loss caused by any person, or loss in which that person is involved, whether the loss involves one or more written **Covered Instruments** or **Covered Personal Instruments**; and

3. for purposes of all other Insuring Agreements:

   a. any act or series of related acts or events involving one or more persons; or
   b. any act, acts or events involving a person or group of persons acting together;

whether identified or not, both during and before the **Policy Period**.

SS. *Sponsored Plan* means any employee benefit plan or employee pension benefit plan solely sponsored by any **Insured** that is not subject to the terms of ERISA.

TT. *Subsidiary* means:

1. any corporation, partnership, limited liability company or other entity, organized under the laws of any jurisdiction in which, on or before the Inception Date set forth in ITEM 2 of the Declarations, the **Insured** owns, directly or indirectly, more than 50% of the outstanding securities or voting rights representing the present right to elect, appoint, or exercise a majority control over such entity's board of directors, board of trustees, board of managers, natural person general partners, or functional equivalent; or

2. subject to the provisions set forth in Section II. GENERAL AGREEMENTS D. ACQUISITIONS, of the Crime Terms and Conditions, any entity that the **Insured** acquires or forms during the **Policy Period** in which the **Insured** owns, directly or indirectly, more than 50% of the outstanding securities or voting rights representing the present right to elect, appoint or exercise a majority control over such entity's board of directors, board of trustees, board of managers, natural person general partners, or functional equivalent.

Subsidiary does not include any entity in which any **Insured** is engaged as a participant in any type of joint venture unless such entity is specifically scheduled as an additional **Insured** by endorsement to this **Crime Policy**.

UU. *Theft* means:

1. under Insuring Agreement A.3., the intentional unlawful taking of **Money**, **Securities** and **Other Property** to the deprivation of a **Client**;
2. under Insuring Agreements C. or D., the intentional unlawful taking of **Money** and **Securities** to the **Insured's** deprivation.
3. under all other Insuring Agreements, the intentional unlawful taking of **Money**, **Securities** and **Other Property** to the **Insured's** deprivation.

VV. *Transfer Account* means an account maintained by the **Insured** at a **Financial Institution** from which the **Insured** can initiate the transfer, payment or delivery of **Money** or **Securities**:

1. by means of electronic, telegraphic, cable, teletype, telefacsimile or telephone instructions communicated directly or through an electronic funds transfer system; or
2. by means of written instructions (other than those described in Insuring Agreements B. and H.1.) establishing the conditions under which such transfers are to be initiated by such **Financial Institution** through an electronic funds transfer system.

IV. EXCLUSIONS

A. This **Crime Policy** will not apply to loss resulting directly or indirectly from war, whether or not declared; civil war; insurrection; rebellion or revolution; military, naval or usurped power; governmental intervention, expropriation or nationalization; or any act or condition related to any of the foregoing.

B. This **Crime Policy** will not apply to loss resulting directly or indirectly from seizure or destruction of property by order of governmental authority.

C. This **Crime Policy** will not apply to loss resulting directly or indirectly from any fraudulent, dishonest or criminal act committed by the **Insured**, the **Insured's** natural person partners, any **LLC Member** or **Officer-Shareholder**, whether acting alone or in collusion with others; provided, this Exclusion C. will not apply to loss covered under Insuring Agreement A.2..

D. This **Crime Policy** will not apply to loss resulting directly or indirectly from any fraudulent, dishonest or criminal act committed by any **Employee** or **Fiduciary** whether acting alone or in collusion with others, unless covered under Insuring Agreements A.1., A.2., A.3., F.2., or H..

E. This **Crime Policy** will not apply to loss resulting directly or indirectly from any **Funds Transfer Fraud**, unless covered under Insuring Agreements A.1., A.2., A.3., or G..

F. This **Crime Policy** will not apply to loss resulting directly or indirectly from the **Insured's** acceptance of money orders or **Counterfeit Money**, unless covered under Insuring Agreements A.1., A.2., A.3. or E..

G. This **Crime Policy** will not apply to loss or damages resulting directly or indirectly from the input of **Electronic Data** by a natural person having the authority to enter the **Insured's Computer System**, unless covered under Insuring Agreements A.1., A.2., A.3., F.2. or G..

H. This **Crime Policy** will not apply to loss resulting directly or indirectly from forged, altered or fraudulent documents or written instruments used as source documentation in the preparation of **Electronic Data**, unless covered under Insuring Agreements A.1., A.2., or A.3..

I. This **Crime Policy** will not apply to any expenses incurred by the **Insured** in establishing the existence or the amount of any loss covered under this **Crime Policy**, unless covered under Insuring Agreement I..

J. This **Crime Policy** will not apply to loss of income, whether or not earned or accrued, or potential income, including interest and dividends, not realized by the **Insured** as the result of any loss covered under this **Crime Policy**.

K. This **Crime Policy** will not apply to damages of any type, except the **Insured's** direct compensatory damages resulting from a loss covered under this **Crime Policy**.

L. This **Crime Policy** will not apply to indirect or consequential loss of any nature, including fines, penalties, multiple or punitive damages.

M. This **Crime Policy** will not apply to loss resulting directly or indirectly from any **Theft**, disappearance, damage, destruction or disclosure of any intangible property or confidential information including:

1. trade secret information, confidential processing methods or other confidential information or intellectual property of any kind, or **Electronic Data** unless otherwise covered under Insuring Agreement F.2.; or

2. **Computer Programs**.

N. This **Crime Policy** will not apply to loss of, or damage to, manuscripts, records, accounts, microfilm, tapes or other records, whether written or electronic, or the cost of reproducing any information contained in such lost or damaged records, except when covered under Insuring Agreements C., D., or F.2..

O. This **Crime Policy** will not apply to loss, or that part of any loss, the proof of which as to its existence or amount is dependent solely upon:

1. an inventory computation or physical count; or

2. a profit and loss computation;

provided that where the **Insured** establishes wholly apart from such computations or physical count that the **Insured** has sustained a loss covered under Insuring Agreements A.1., A.2, A.3. or F.1., then the **Insured** may offer the **Insured's** inventory records and an actual physical count of inventory in support of other evidence as to the amount of loss claimed.

P. This **Crime Policy** will not apply to loss resulting directly or indirectly from trading whether or not in the name of the **Insured** or whether or not in a genuine or fictitious account, unless covered under Insuring Agreement A.1, A.2. or A.3..

Q. This **Crime Policy** will not apply to loss resulting directly or indirectly from fire, except:

1. loss of or damage to **Money** or **Securities**; or

2. damage to any safe or vault caused by the application of fire thereto in connection with any actual or attempted **Safe Burglary** when covered under Insuring Agreement C..

R. This **Crime Policy** will not apply to loss resulting directly or indirectly from the giving or surrendering of **Money**, **Securities** or **Other Property** in any exchange or purchase, whether or not fraudulent, with any other party not in collusion with an **Employee**, except when covered under Insuring Agreement E..

S. This **Crime Policy** will not apply to loss of **Money**, **Securities** or **Other Property** while in the custody of any **Financial Institution**, trust company, or similarly recognized place of safe deposit or armored motor vehicle company unless the loss is in excess of the amount recovered or received by the **Insured** under the **Insured's** contract, if any, with, or insurance carried by, any of the aforementioned.

T. This **Crime Policy** will not apply to loss of **Money**, **Securities** or **Other Property** held by an armored motor vehicle company for the **Insured**, and which is stored by such company overnight inside buildings used in the conduct of its business.

U. This **Crime Policy** will not apply to loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological or chemical contamination or to any related act or incident.

V. This **Crime Policy** will not apply to loss of **Money**, **Securities** or **Other Property** resulting directly or indirectly from kidnap, extortion or ransom payments (other than **Robbery**) surrendered to any person as a result of a threat.

W. This **Crime Policy** will not apply to loss resulting directly or indirectly from **Forgery** or alteration, except when covered under Insuring Agreements A.1., A.2., A.3., B., or H..

X. This **Crime Policy** will not apply to loss resulting directly or indirectly from **Computer Fraud**, except when covered under Insuring Agreements A.1., A.2., A.3., F.1., or H.1..

Y. This **Crime Policy** will not apply to loss under Insuring Agreements C. or D. resulting directly or indirectly from:

  1. an accounting or arithmetical error or omission;

  2. the loss of property from within any money operated device, unless the amount of **Money** deposited in it is recorded by a continuous recording device;

  3. anyone, acting on the **Insured's** express or implied authority, being induced by any dishonest act to voluntarily part with title to or possession of any property;

  4. damage to motor vehicles, trailers or semi-trailers or equipment and accessories attached to them; or

  5. damage to the **Premises** or its exterior or to containers of covered property by vandalism or malicious mischief.

Z. This **Crime Policy** will not apply to loss resulting directly or indirectly from the diminution in value of **Money**, **Securities** or **Other Property**.

AA. This **Crime Policy** will not apply to loss arising from any **Credit**, **Debit or Charge Card** if the **Insured**, the **Insured's Employee** or **Management Staff Member** has not fully complied with the provisions, conditions or other terms under which any card was issued.

BB. This **Crime Policy** will not apply to loss sustained by any **Subsidiary** or related **Employee Benefit Plan** or **Sponsored Plan**, occurring at any time during which such entity was not a **Subsidiary** or related **Employee Benefit Plan** or **Sponsored Plan**.

CC. This **Crime Policy** will not apply to loss sustained by the **Insured** or any **Subsidiary** to the extent it results in a benefit, gain or transfer to the **Insured** or any **Subsidiary**, except to the extent that such loss is covered under Insuring Agreement A.2..

V. CONDITIONS

A. GENERAL CONDITIONS

  1. Territory Covered

  Except as indicated in Item 5. of the Declarations,

  a. the Company will cover loss the **Insured** sustains anywhere in the world, and

  b. the Company will cover all of the **Insured's** offices and **Premises**, including any additional offices or **Premises** pursuant to Sections II. GENERAL AGREEMENTS B. ADDITIONAL OFFICES, C. CONSOLIDATION, MERGER OR PURCHASE OF ASSETS, and D. ACQUISITIONS in this **Crime Policy**.

  2. Cooperation

  The **Insured** must cooperate with the Company in all matters pertaining to this **Crime Policy** as stated in its terms, conditions and limitations.

  3. Extended Period to Discover Loss

  The Company will pay the **Insured** for loss that the **Insured** sustained prior to the effective date of cancellation or termination of this **Crime Policy**, which is **Discovered** by the **Insured**:

  a. no later than 90 days from the date of cancellation or termination; and

  b. as respects any **Employee Benefit Plan**, no later than one (1) year from the date of cancellation or termination.

Notwithstanding the above, this extended period to **Discover** loss terminates immediately upon the effective date of any other insurance obtained by the **Insured** replacing in whole or in part the insurance afforded by this **Crime Policy**, whether or not such other insurance provides coverage for loss sustained prior to its effective date.

4. Other Insurance

This **Crime Policy** applies only as excess insurance over, and will not contribute with: (1) any other valid and collectible insurance available to any **Insured** unless such insurance is written specifically excess of this **Crime Policy** by reference in such other policy to the Policy Number of this **Crime Policy**; and (2) indemnification to which any **Insured** is entitled from any other entity other than any **Insured**. As excess insurance, this **Crime Policy** will not apply or contribute to the payment of any loss to the **Insured** until the amount of such other insurance or indemnity has been exhausted by loss covered thereunder. If the limit of the other insurance or indemnity is insufficient to cover the entire amount of the loss, this **Crime Policy** will apply to that part of the loss not recoverable or recovered under the other insurance or indemnity. This **Crime Policy** will not be subject to the terms of any other insurance.

Any loss that is applicable to this Condition A.4. is subject to both the applicable Single Loss Limit of Insurance and applicable Single Loss Retention shown in ITEM 5 of the Declarations.

If this **Crime Policy** replaces prior insurance that provided the **Insured** with an extended period of time after the termination or cancellation of such prior insurance in which to **Discover** loss, then, and only with respect to loss **Discovered** during such extended period but sustained prior to the termination of such prior insurance, the coverage afforded by this **Crime Policy** applies as follows:

a. the Company will have no liability for such loss, unless the amount of such loss exceeds the limit of insurance of that prior insurance; provided, that in such case, the Company will pay the **Insured** for the excess of such loss subject to the terms and conditions of this **Crime Policy**; and

b. any payment the Company makes to the **Insured** for such excess loss will not be greater than the difference between the limit of insurance of the **Insured's** prior insurance and the applicable Single Loss Limit of Insurance of this **Crime Policy**. The Company will not apply the applicable Single Loss Retention to such excess loss.

5. Ownership of Property; Interests Covered

a. The property covered under this **Crime Policy** except as provided in 5.b. below is limited to property:
   i. that the **Insured** owns or leases;
   ii. that the **Insured** holds for others:
      (a) on the **Insured's Premises** or the **Insured's Financial Institution Premises**; or
      (b) while in transit and in the care and custody of a **Messenger**; or
   iii. for which the **Insured** is legally liable, except for property located inside the **Insured's Client's Premises** or the **Insured's Client's Financial Institution Premises**.

   Notwithstanding the above, this **Crime Policy** is for the **Insured's** benefit only and provides no rights or benefits to any other person or organization. Any claim for loss that is covered under this **Crime Policy** must be presented by the **Insured**.

b. If ITEM 5 of the Declarations indicates that coverage under Insuring Agreement A.3. Employee Theft of Client Property has been purchased, then the property covered under Insuring Agreement A.3. is limited to property:

that the **Insured's Client** owns or leases;
            ii.   that the **Insured's Client** holds for others; or
            iii.   for which the **Insured's Client** is legally liable;

        while the property is inside the **Insured's Client's Premises** or the **Insured's Client's Financial Institution Premises**.

        Notwithstanding the above, this **Crime Policy** is for the **Insured's** benefit only and provides no rights or benefits to any other person or organization, including the **Insured's Client**. Any claim for loss by the **Insured's Client** that is covered under this **Crime Policy** must be presented by the **Insured**.

   6.   Representation, Concealment, Misrepresentation or Fraud

        No statement made by the **Insured**, whether contained in the application, underwriting information or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

        This **Crime Policy** is void in any case of fraud by the **Insured** as it relates to this **Crime Policy** at any time. This **Crime Policy** is also void if the **Insured**, at any time, intentionally conceals or misrepresents a material fact concerning:

            a.   this **Crime Policy**;
            b.   the **Money**, **Securities** or **Other Property**;
            c.   the **Insured's** interest in the **Money**, **Securities** or **Other Property**; or
            d.   a claim under this **Crime Policy**.

   7.   Premiums

        The **First Named Insured** is responsible for the payment of all premiums and will be the payee for any return premiums the Company pays.

   8.   Transfer of Rights and Duties Under this **Crime Policy**

        Rights and duties under this **Crime Policy** may not be transferred without the Company's written consent except in the case of the death of a natural person **Insured**. If such person dies, then the decedent's rights and duties will be transferred to the decedent's legal representative, but only while acting within the scope of duties as the decedent's legal representative. Until a legal representative is appointed, anyone having proper temporary custody of the decedent's property will have all rights and duties but only with respect to that property.

B.   PROVISIONS AFFECTING LOSS ADJUSTMENT AND SETTLEMENT

   1.   Limit of Insurance

        a.   Policy Aggregate Limit of Insurance

             If ITEM 5 of the Declarations indicates that this **Crime Policy** includes a Policy Aggregate Limit of Insurance, then the Company's total liability for all loss **Discovered** during the **Policy Period** will not exceed such Policy Aggregate Limit of Insurance. The Policy Aggregate Limit of Insurance will be reduced by the amount of any payment made under the terms of this **Crime Policy**. If the Policy Aggregate Limit of Insurance is exhausted by any payment made for loss **Discovered** during the **Policy Period**, the Company will have no further liability for loss regardless of when **Discovered** and whether or not previously reported to the Company.

If applicable, the Policy Aggregate Limit of Insurance will be reinstated to the extent of any net recovery pursuant to Condition B.6. that is received by the Company during the **Policy Period** and before the Crime Policy Aggregate Limit of Insurance is exhausted. Recovery from reinsurance or indemnity, or both, for the Company's benefit will not be deemed a recovery as used herein. In the event that a loss of **Securities** is settled by the Company through the use of a Lost Securities Bond, such loss will not reduce the Crime Policy Aggregate Limit of Insurance, but any payment under the Lost Securities Bond reduces the Policy Aggregate Limit of Insurance under this **Crime Policy**.

The provisions of this Condition B.1.a. will not be applicable to Insuring Agreement A.2.

If ITEM 5 of the Declarations indicates that this **Crime Policy** does not include a Crime Policy Aggregate Limit of Insurance, then payment of loss under this **Crime Policy** will not reduce the Single Loss Limit of Insurance for other **Single Losses**.

b.   Single Loss Limit of Insurance

The maximum Single Loss Limit of Insurance for each Insuring Agreement will not exceed the applicable amount set forth in ITEM 5 of the Declarations for such Insuring Agreement.

c.   Special Limit of Insurance for Specified Other Property

The Company's liability for loss under Insuring Agreements C. and D. is limited as follows

i.   the lesser of $25,000. or the amount shown as the Single Loss Limit of Insurance for any **Single Loss** involving precious metals, precious or semi-precious stones, pearls, furs, or completed articles made of or containing such enumerated materials that constitute more than half the value of such articles;

ii.   the lesser of $25,000. or the amount shown as the Single Loss Limit of Insurance for any **Single Loss**, including damage to manuscripts, drawings or records of any kind, or the cost of reconstructing them or reproducing any information contained in them;

The Special Limit of Insurance for Specified Other Property is part of, and not in addition to, any applicable limit of liability.

d.   Identity Fraud Expense Reimbursement Single Loss Limit of Insurance

The maximum limit of insurance per the **Insured's Management Staff Member** for each **Identity Fraud** covered under Insuring Agreement H.2. will not exceed the applicable Single Loss Limit of Insurance stated in ITEM 5 of the Declarations. All acts incidental to an **Identity Fraud**, any series of **Identity Frauds**, and all **Identity Frauds** arising from the same method of operation, whether committed by one or more persons, will be deemed to arise out of one act and will be treated as one **Identity Fraud**. If an act causes a covered loss under Insuring Agreement H.2. to more than one **Management Staff Member**, the applicable Single Loss Limit of Insurance and Retention under Insuring Agreement H.2. applies to each **Management Staff Member** separately.

e.   Loss Covered Under More Than One Insuring Agreement of this **Crime Policy**

Subject to any applicable Crime Policy Aggregate Limit of Insurance, if any **Single Loss** is comprised of loss covered under more than one Insuring Agreement, the most the Company will pay the **Insured** for such **Single Loss** is the lesser of:

i.   the actual amount of such **Single Loss**; or

ii. the sum of the Single Loss Limits of Insurance applicable to such Insuring Agreements applying to such loss.

2. Single Loss Retention

The Company will not pay the **Insured** for any **Single Loss** unless the amount of such **Single Loss** exceeds the Single Loss Retention shown in Item 5 of the Declarations. The Company will pay the **Insured** the amount of any **Single Loss** in excess of the Single Loss Retention, up to the Single Loss Limit of Insurance for the applicable Insuring Agreement.

If more than one Single Loss Retention applies to the same **Single Loss**, then only the highest Single Loss Retention will be applied.

No Single Loss Retention applies to any legal expenses paid to the **Insured** solely under Insuring Agreement B.

3. The Insured's Duties in the Event of a Loss

After the **Insured Discovers** a loss or a situation that may result in loss of or loss from damage to **Money**, **Securities** or **Other Property** that exceeds 25% of the Single Loss Retention, the **Insured** must:

 a. notify the Company as soon as possible;
 b. notify law enforcement authorities if the **Insured** has reason to believe that any loss, except for loss covered under Insuring Agreements A.1., A.2., A.3., or F.2., involves a violation of law;
 c. submit to examination under oath at the Company's request and give the Company a signed statement of the **Insured's** answers;
 d. give the Company a detailed, sworn proof of loss within 120 days; and
 e. cooperate with the Company in the investigation and settlement of any claim.

Proof of loss under Insuring Agreement B. and H.1. must include: (1) an affidavit of **Forgery** setting forth the amount and cause of loss; and (2) the original written **Covered Instruments** or **Personal Covered Instruments** or a copy of such written instruments.

4. Valuation / Settlement

Subject to the applicable limit of insurance provision (Section V. CONDITIONS B. PROVISIONS AFFECTING LOSS ADJUSTMENT AND SETTLEMENT 1. Limit of Insurance) the Company will pay the **Insured** for:

 a. loss of **Money** but only up to and including its face value, and, at the Company's option, pay for loss of **Money** issued by any country other than the United States of America:

  i. at face value in the **Money** issued by that country; or

  ii. in the United States of America dollar equivalent determined by the rate of exchange published in The Wall Street Journal on the day the loss was **Discovered**;

 b. loss of **Securities** but only up to and including their value at the close of business on the day the loss was **Discovered**, and at the Company's option:

  i. pay the **Insured** the value of such **Securities** or replace them in kind, in which event the **Insured** must assign to the Company all the **Insured's** rights, title and interest in those **Securities**; or

ii. pay the cost of any Lost Securities Bond required in connection with issuing duplicates of the **Securities**; provided, the Company will be liable only for the cost of the Lost Securities Bond as would be charged for a bond having a penalty not exceeding the lesser of the value of the **Securities** at the close of business on the day the loss was **Discovered**;

c. loss of, or loss from damage to, **Other Property** or **Premises** including its exterior for the replacement cost without deduction for depreciation; provided, the Company will pay the **Insured** the lesser of the following:

i. the applicable Single Loss Limit of Insurance;

ii. the cost to replace **Other Property** or **Premises** including its exterior with property of comparable material and quality, and used for the same purpose; or

iii. the amount the **Insured** actually spends that is necessary to repair or replace such property;

provided, the Company will, at its option, pay the **Insured** for loss of, or loss from damage to, **Other Property** or **Premises** including its exterior, in the **Money** of the country in which the loss occurred, or in the United States of America dollar equivalent of the **Money** of the country in which the loss occurred determined by the rate of exchange published in The Wall Street Journal on the day the loss was **Discovered**.

The Company will not pay the **Insured** on a replacement cost basis for any loss or damage until such property is actually repaired or replaced, and unless the repairs or replacement are made as soon as reasonably possible after the loss or damage. If the lost or damaged property is not repaired or replaced, the Company will pay the **Insured** actual cash value on the day the loss was **Discovered**.

Any property that the Company pays the **Insured** for or replaces becomes the Company's property.

5. Records

The **Insured** must keep records of all **Money**, **Securities**, and **Other Property** under this **Crime Policy** so the Company can verify the amount of any loss.

6. Recoveries

a. All recoveries for payments made under this **Crime Policy** should be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:

i. first, to the **Insured** to reimburse the **Insured** for loss sustained that would have been paid under this **Crime Policy** but for the fact that it is in excess of the applicable Single Loss Limit(s) of Insurance;

ii. second, to the Company in satisfaction of amounts paid or to be paid to the **Insured** in settlement of the **Insured's** covered claim;

iii. third, to the **Insured** in satisfaction of any Single Loss Retention; and

iv. fourth, to the **Insured** in satisfaction of any loss not covered under this **Crime Policy**.

b. The value of all property received by the **Insured** from any source whatever and whenever received, in connection with any matter from which a loss has arisen, will be valued as of the date received and will be deducted from the covered loss.

        c.   Recoveries do not include any recovery:

               i.   from insurance, suretyship, reinsurance, security or indemnity taken for the Company's benefit; or

               ii.   of original **Securities** after duplicates of them have been issued.

7.   Transfer of the Insured's Rights of Recovery Against Others to the Company

The **Insured** must transfer to the Company all the **Insured's** rights of recovery against any person or organization for any loss the **Insured** sustained and for which the Company has paid or settled. The **Insured** must also do everything necessary to secure those rights and do nothing after loss to impair them.

8.   Legal Action Against the Company

The **Insured** may not bring any legal action against the Company involving loss:

        a.   unless the **Insured** has complied with all the terms of this **Crime Policy**;

        b.   until 90 days after the **Insured** has filed proof of loss with the Company; and

        c.   unless brought within two (2) years from the date the **Insured Discovers** the loss.

If any limitation in this Condition B.8. is deemed to be inconsistent with applicable law, such limitation is amended so as to equal the minimum period of limitation provided by such law.

9.   Liberalization

If the Company adopts any revision to the Crime Terms and Conditions of this **Crime Policy** that would broaden coverage and such revision does not require an additional premium or endorsement and the revision is adopted within 45 days prior to or during the **Policy Period**, the broadened coverage will apply to this **Crime Policy** as of the date the revision is approved for general use by the applicable department of insurance.

C.   EMPLOYEE BENEFIT PLAN PROVISIONS – INFLATION GUARD

In compliance with certain provisions of ERISA:

1.   if any **Employee Benefit Plan** is insured jointly with any other entity under this **Crime Policy**, the **Insured** must select a Single Loss Limit of Insurance for Insuring Agreement A.2. that is sufficient to provide an amount of insurance for each **Employee Benefit Plan** that is at least equal to that required if each **Employee Benefit Plan** were insured separately;

2.   if the **Insured** is an entity other than an **Employee Benefit Plan**, any payment the Company makes to the **Insured** for loss sustained by any **Employee Benefit Plan** will be held by such **Insured** for the use and benefit of the **Employee Benefit Plan(s)** sustaining the loss; and

3.   if two or more **Employee Benefit Plans** are covered under this **Crime Policy**, any payment the Company makes for loss:

        a.   sustained by two or more **Employee Benefit Plans**; or

        b.   of commingled **Money**, **Securities** or **Other Property** of two or more **Employee Benefit Plans**;

that arises out of a **Single Loss** is to be shared by each **Employee Benefit Plan** sustaining loss, in the proportion that the limit of insurance required under ERISA for each such **Employee Benefit Plan**, bears to the total of those limits of insurance.

    4.   If, at the inception date of this **Crime Policy**, or a preceding policy written by the Company that provided ERISA fidelity coverage for **Employee Benefit Plans**, the **Insured** has or had a Single Loss Limit of Insurance under such ERISA fidelity coverage for **Employee Benefit Plans** that is or was equal to or greater than the limit of insurance required under ERISA, the Single Loss Limit of Insurance under Insuring Agreement A.2. will equal the greater of the amount of the limit of insurance required by ERISA or the Single Loss Limit of Insurance set forth in Item 5. of the Declarations for Insuring Agreement A.2.

D.   CANCELLATION OR TERMINATION

1.   The **Insured** may cancel:

        a.   this **Crime Policy** in its entirety;

        b.   an Insuring Agreement; or

        c.   coverage for any **Insured**;

by mailing or delivering to the Company advance written notice of cancellation.

2.   The Company may cancel:

        a.   this **Crime Policy** in its entirety;

        b.   an Insuring Agreement; or

        c.   coverage for any **Insured**;

by mailing or delivering to the **First Named Insured** written notice of cancellation at least 20 days before the effective date of cancellation if the Company cancels for nonpayment of premium; or 60 days before the effective date of cancellation if the Company cancels for any other reason.

The Company will mail or deliver the Company's notice to the **First Named Insured's** last mailing address known to the **Company**. Notice of cancellation will state the effective date of cancellation and the **Policy Period** will end on that date. If this **Crime Policy** or an Insuring Agreement is cancelled, the Company will send the **First Named Insured** any premium refund due. If the Company cancels this **Crime Policy**, the refund will be pro rata. If the **Insured** cancels, the earned premium will be computed in accordance with the customary short rate table and procedure. The cancellation will be effective even if the Company has not made or offered a refund. If notice is mailed, proof of mailing will be sufficient proof of notice.

3.   This **Crime Policy** terminates:

        a.   in its entirety immediately upon the expiration of the **Policy Period**;

b.   in its entirety immediately upon exhaustion of the Policy Aggregate Limit of Insurance, if applicable; provided, that no **Crime Policy** termination under this Condition D.3.b. will be effective with respect to any **Employee Benefit Plan** covered under Insuring Agreement A.2.;

c.   in its entirety immediately upon the voluntary liquidation or dissolution of the **First Named Insured**; provided, that no **Crime Policy** termination under this Condition D.3.c. will be effective with respect to any **Employee Benefit Plan** covered under Insuring Agreement A.2.; or

d.   as to any **Subsidiary** immediately upon the **Change of Control** of such **Subsidiary**.

4.   This **Crime Policy** terminates as to any **Employee**:

a.   as soon as the **Insured's** partner, any of the **Insured's Management Staff Members** or any **Employee** with managerial or supervisory responsibility not in collusion with the **Employee** becomes aware of any dishonest or fraudulent employment related act involving an amount in excess of $10,000; or

b.   60 days after the **Insured's** partner, any of the **Insured's Management Staff Members** or any **Employee** with managerial or supervisory responsibility not in collusion with the **Employee** becomes aware of any dishonest or fraudulent non-employment related act; either of which acts were committed by such **Employee** in the **Insured's** service, during the term of employment by the **Insured** or prior to employment by the **Insured**, provided such dishonest or fraudulent non-employment related act involved **Money**, **Securities** or **Other Property** is in an amount in excess of $10,000.

E.   CHANGES

Only the **First Named Insured** is authorized to make changes in the terms of this **Crime Policy** and solely with the Company's prior written consent. This **Crime Policy's** terms can be changed, amended or waived only by endorsement issued by the Company and made a part of this **Crime Policy**. Notice to any representative of the **Insured** or knowledge possessed by any agent or by any other person will not effect a waiver or change to any part of this **Crime Policy**, or estop the Company from asserting any right under the terms, conditions and limitations of this **Crime Policy**, nor may the terms, conditions and limitations hereunder be waived or changed, except by a written endorsement to this **Crime Policy** issued by the Company.

F.   ENTIRE AGREEMENT

The Declarations, the application, the Crime Terms and Conditions, and any endorsements attached thereto, constitute the entire agreement between the **Insured** and the Company.

G.   HEADINGS

The titles of the various paragraphs of this **Crime Policy** and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit or affect the provision to which they relate.

REPLACE GENERAL AGREEMENT E. - CHANGE OF CONTROL - NOTICE REQUIREMENTS ENDORSEMENT

This endorsement changes the following:

Crime

It is agreed that:

The following replaces section **II. GENERAL AGREEMENTS**, **E. CHANGE OF CONTROL – NOTICE REQUIREMENTS**:

E.   CHANGE OF CONTROL – NOTICE REQUIREMENTS

When the **Insured** learns that a **Change of Control** has taken place as to the **First Named Insured**, or will take place during the **Policy Period**, the **Insured** must give the Company written notice within 90 days of the effective date of such **Change of Control**.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **105976870**

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT – ADDING FINANCIAL INTEREST COVERAGE AND SANCTIONS CONDITION AND AMENDING TERRITORY CONDITION

This endorsement changes the following:

Crime

It is agreed that:

1. The following is added to section **III. DEFINITIONS**:

   Financial Interest means the **First Named Insured's** insurable interest in an **Insured** that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the **First Named Insured's**:

   1. ownership of the majority of the outstanding securities or voting rights of the **Insured** representing the present right to elect, appoint, or exercise a majority control over such **Insured's** board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

   2. indemnification of, or representation that it has an obligation to indemnify, the **Insured** for loss sustained by such **Insured**; or

   3. election or obligation to obtain insurance for such **Insured**.

2. The following replaces section **V. CONDITIONS**, **A. GENERAL CONDITIONS**, 1., Territory Covered:

   1. Territory Covered

      a. Except as indicated in Item 5. of the Declarations,

         i. the Company will cover loss the **Insured** sustains anywhere in the world, and

         ii. the Company will cover all of the **Insured's** offices and **Premises**, including any additional offices or **Premises** pursuant to sections II. GENERAL AGREEMENTS B. ADDITIONAL OFFICES, C. CONSOLIDATION, MERGER OR PURCHASE OF ASSETS, and D. ACQUISITIONS in this **Crime Policy**.

      b. This **Crime Policy** does not apply to:

         i. loss sustained by an **Insured** domiciled; or

         ii. loss of **Other Property** located,

         in any country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

      c. In the event an **Insured** sustains loss referenced in b. above to which this **Crime Policy** would have applied, the Company will reimburse the **First Named Insured** for its loss, on account of its **Financial Interest** in such **Insured**.

Issuing Company: **Travelers Casualty and Surety Company of America**

Policy Number: **105976870**

3. The following is added to section **V. CONDITIONS**, **B. PROVISIONS AFFECTING LOSS ADJUSTMENT AND SETTLEMENT**:

    In the event the Company reimburses the **First Named Insured** on account of its **Financial Interest** in an **Insured**, as a condition precedent to exercising rights under this **Crime Policy**, the **First Named Insured** will cause the **Insured** to comply with the conditions of this **Crime Policy**.

4   The following is added to section **V. CONDITIONS**:

    SANCTIONS

    This **Crime Policy** will provide coverage for any loss or expenses, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

REPLACE INSURING AGREEMENT A. 2. ERISA FIDELITY ENDORSEMENT

This endorsement changes the following:

Crime

It is agreed that:

1.   The following replaces section **I. Insuring Agreements**, A. 2. ERISA Fidelity:

The Company will pay the **Insured** for direct loss of, or direct loss from damage to, **Money**, **Securities** and **Other Property** that belongs to an **Employee Benefit Plan**, directly caused by acts of **Fraud or Dishonesty** committed by a **Fiduciary**, whether identified or not, acting alone or in collusion with other persons.

2.   The following is added to section **III. DEFINITIONS**:

Fraud or Dishonesty has the meaning set forth in Title 29, Code of Federal Regulations, Section 2580.412-9.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **105976870**

EXCLUDE CURRENCY OR COIN RENT PAYMENTS ENDORSEMENT

This endorsement modifies the following coverage:

Crime

It is agreed that:

Solely with respect to the coverage shown above, this **Crime Policy** does not cover loss involving currency or coin received for payment of rents.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **105976870**

CALIFORNIA CANCELLATION OR TERMINATION ENDORSEMENT

This endorsement modifies the following:

Crime

It is agreed that:

Section **V. CONDITIONS, D. CANCELLATION OR TERMINATION** is replaced by the following:

D.   CANCELLATION OR TERMINATION

1.   The **Named Insured** may cancel:

a.   this **Crime Policy** in its entirety;

b.   an Insuring Agreement; or

c.   coverage for any **Insured**;

by mailing or delivering to the Company advance written notice of cancellation.

2.   The Company may cancel:

a.   this **Crime Policy** in its entirety;

b.   an Insuring Agreement; or

c.   coverage for any **Insured**;

by mailing or delivering to the **Named Insured,** with a copy to the agent or broker of record, written notice of cancellation at least **20** days (number of days must equal or exceed 20 days) before the effective date of cancellation if the Company cancels for nonpayment of premium; or **60** days (number of days must equal or exceed 60 days) before the effective date of cancellation if the Company cancels for any reason as scheduled. The Company may cancel for any of the following reasons:

a.   nonpayment of premium,

b.   fraud or material misrepresentation by the **Named Insured**,

c.   administrative tribunal or court judgment that the **Named Insured** has violated state law that materially increases risk(s) insured,

d.   willful or grossly negligent acts or omissions or violation of state safety standards which materially increase the risk(s) insured,

e.   failure to implement agreed upon loss control measures,

f.   change in the **Named Insured's** activities or property of the commercial or industrial enterprise which materially increases risk(s);

The Company will mail or deliver the Company's notice to the **Named Insured's** last mailing address known to the Company. Notice of cancellation will state the effective date of cancellation and the **Policy Period** will end on that date. If this **Crime Policy** or an Insuring Agreement is cancelled, the Company will send the **Named Insured** any premium refund due. If the Company cancel this **Crime Policy**, the refund will be pro rata. If the **Named Insured** cancels, the earned premium will be computed in accordance with the customary short rate table and procedure. The cancellation will be effective even if the Company has not made or offered a refund. If notice is mailed, proof of mailing will be sufficient proof of notice.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **105976870**

---

3. This **Crime Policy** terminates:

    a. in its entirety immediately upon the expiration of the **Policy Period**;

    b. in its entirety immediately upon exhaustion of the Policy Aggregate Limit of Insurance, if applicable; provided, that no **Crime Policy** termination under this Condition D.3.b. will be effective with respect to any **Employee Benefit Plan** covered under Insuring Agreement A.2.;

    c. in its entirety immediately upon the voluntary liquidation or dissolution of the **Named Insured**; provided, that no **Crime Policy** termination under this Condition D.3.c. will be effective with respect to any **Employee Benefit Plan** covered under Insuring Agreement A.2.; or

    d. as to any **Subsidiary** immediately upon the **Change of Control** of such **Subsidiary**.

4. This **Crime Policy** terminates as to any **Employee**:

    a. as soon as the **Insured's** partner, any of the **Insured's Management Staff Members** or any **Employee** with managerial or supervisory responsibility not in collusion with the **Employee** becomes aware of any dishonest or fraudulent employment related act involving an amount in excess of $10,000; or

    b. 60 days after the **Insured's** partner, any of the **Insured's Management Staff Members** or any **Employee** with managerial or supervisory responsibility not in collusion with the **Employee** becomes aware of any dishonest or fraudulent non-employment related act; either of which acts were committed by such **Employee** in the **Insured's** service, during the term of employment by the **Insured** or prior to employment by the **Insured**, provided such dishonest or fraudulent non-employment related act involved **Money**, **Securities** or **Other Property** is in an amount in excess of $10,000.

5. The Company will not be required to renew this **Crime Policy** upon its expiration. If the Company elects not to renew, the Company will provide to the **Named Insured** written notice to that effect **60** days (number of days must equal or exceed 60 days but no more than 120 days) before the Expiration Date set forth in ITEM 2 of the Declarations.

    Nonrenewal notice is not required if:

    a. transfer or renewal of a policy without changes is between us and insurers of the same group;

    b. extensions of 90 days or less;

    c. the **Named Insured** has obtained or agreed to obtain replacement coverage within 60 days of termination;

    d. for 60 day policies where notice of renewal is given at the time the policy was issued;

        (1) the **Named Insured** requests a change in terms, conditions or risk covered by the policy within 60 days prior to the end of the policy period; or

        (2) the **Named Insured** has made a written offer 60 days prior to the end of the policy term to renew under different terms.

    Any notice of cancellation or nonrenewal will be sent by certified mail to the **Named Insured**, with a copy to the agent or broker of record, at the last mailing address known to us.

    Mailing time must be added to the notice period as follows:

    a. add five days when mailing to an addressee in California

    b. add 10 days for an addressee outside of California; or

    c. add 20 days for an addressee outside of the United States.

SECRETARY'S CERTIFICATE

I, Chip Patterson, being the duly appointed Secretary of MacKenzie Realty Capital, Inc. (the "Company"), hereby certify that the resolutions set forth below were approved in accordance with the Company's Articles of Amendment and Restatement (the "Articles"), by the Board of Directors (the "Board"), including a majority of the Directors of the Company who are not "interested persons," as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), on July 22, 2016, and that such resolutions constitute a valid action of the Board.

WHEREAS, Section 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 17g-1 adopted under the 1940 Act (the "Rule") require that each registered management investment company maintain a bond that covers each officer and employee of such company, who "singly, or jointly with others, have access to securities or funds either directly or through authority to draw upon such funds or to direct generally the disposition of such securities, unless the employee has such access solely through his position as an employee of a bank";

WHEREAS, the Company, therefore, has deemed it advisable to obtain a fidelity bond by a reputable fidelity insurance company authorized to write fidelity insurance against larceny and embezzlement, covering each officer and employee of the Company and the Company's investment advisors who have access to the securities or funds of the Company;

WHEREAS, the Board, including a majority of the directors of the Company who are not "interested persons," as that term is defined in the 1940 Act (the "Independent Directors"), have considered the following with respect to Travelers, an insurer authorized to write fidelity insurance (the "Underwriter") and the insured bond (the "Bond"), with the terms as summarized including: (i) the value of the Company's aggregate assets to which any covered person of the Company, as that term is used in the Rule (the "Covered Persons"), has access to, (ii) the type and terms of the Company's arrangements for the custody and safekeeping of the Company's assets, (iii) the nature of the securities in the Company's portfolios, (iv) the number of parties to be named as insureds under the Bond and the nature of such persons' business activities, (v) the amount of the Bond and the premium of the Bond, (vi) the ratable allocation of the premium of the Bond among all parties to be named as insureds under the Bond, and (vi) the financial information regarding the Underwriter;

WHEREAS, the Company must indemnify its members of the Board pursuant to Section 11.3 of its Articles from any losses or liabilities while acting it their capacity as members of the Board except for those actions of (i) willful misconduct, (ii) bad faith, or (iii) gross negligence; and

WHEREAS, the Board is requested to approve and authorize the Company to purchase and maintain the Bond.

NOW, THEREFORE, BE IT RESOLVED, that the Board, including a majority of the Independent Directors of the Company, hereby approve the purchase and maintenance of the Bond under the terms presented substantially the same as from the Underwriter, and naming the Covered Persons, based upon review of the Factors, and upon the other considerations set forth herein;

FURTHER RESOLVED, that the Board hereby authorizes and directs the Underwriter to furnish the Company with: (i) a copy of the Bond and any amendment thereto promptly after the execution thereof; (ii) a copy of each formal filing of a claim under the Bond by the Company promptly after the receipt thereof; and (iii) notification of the terms of the settlement of each such claim prior to the execution of the settlement;

FURTHER RESOLVED, that such Bond shall provide that it cannot be cancelled, terminated or modified except after written notice is given by the acting party to the affected party and the Securities and Exchange Commission (the "SEC") not less than sixty days prior to the effective date of cancellation, termination or modification;

FURTHER RESOLVED, that the Board hereby authorizes that the Bond shall be in the amount of $600,000, a sum which is adequate for gross assets not exceeding $250,000,000 under the Rule, and which amount is equal to the sum of the total amount of coverage which the Company would have been required to provide and maintain individually pursuant to the Rule;

FURTHER RESOLVED, that the Secretary the Company is designated as the officer of the Company to make the filings and notices to the SEC regarding the Bond as required under the Rule;

FURTHER RESOLVED, that the President and any Vice President the Company are hereby authorized and directed to execute on behalf of and in the name of the Company, and in accordance with the rules and regulations of the SEC, any documents necessary to obtain the Bond, and to approve the final form of the Bond with such changes as shall be approved by such officers; and

FURTHER RESOLVED, that all actions taken by the officers of the Company in furtherance of the foregoing resolutions are hereby ratified, approved and adopted, and that the officers of the Company are hereby authorized and directed to take whatever other actions that may be necessary or convenient to carry out the foregoing resolutions.

Dated: July 26, 2016

/s/ Chip Patterson
Chip Patterson
Secretary
MacKenzie Realty Capital, Inc.